(214) 953-0053



                         August 22, 1994




Brinker International, Inc.
6820 LBJ Freeway
Suite 200
Dallas, Texas 75240

Gentlemen:

     We have served as counsel to Brinker International, Inc., a Delaware corporation (the "Company"), and certain stockholders of the Company (the "Selling Stockholders") in connection with the Registration Statement on Form S-3 covering the sale from time to time by the Selling Stockholders of a maximum of 505,930 shares (the "Shares") of Common Stock, $.10 par value, of the Company.

     We have examined such documents and questions of law as we have deemed necessary to render the opinion expressed below. Based upon the foregoing, we are of the opinion that the Shares, when issued and delivered, are duly and validly issued, fully paid and non-assessable.

     We consent to the use of this opinion as Exhibit 5 to the Registration Statement.

                              Very truly yours,



                              Crouch & Hallett, L.L.P.